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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 9)

NovaGold Resources Inc.
(Name of Subject Company)

NovaGold Resources Inc.
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

66987E206
(CUSIP Number of Class of Securities)

Rick Van Nieuwenhuyse
NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4
Canada
(604) 669-6227
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

William F. Sirett Borden Ladner Gervais LLP 200 Burrard Street, #1200 Vancouver, BC V7X 1T2 Canada (604) 640-4147	Christopher J. Barry Dorsey & Whitney LLP 1420 Fifth Avenue Suite 3400 Seattle, WA 98101 USA (206) 903-8800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Statement") initially filed by NovaGold Resources Inc. ("NovaGold" or the "Company") with the Securities and Exchange Commission on August 14, 2006 relating to the tender offer (the "Barrick Offer") made by Barrick Gold Corporation for all of the common shares of NovaGold Resources Inc. ("NovaGold" or the "Company"). The terms and conditions of the Barrick Offer are set forth in the Offer and Circular of Barrick, dated August 4, 2006 (the "Tender Offer Bid Circular"). The Tender Offer Bid Circular has been filed by Barrick with the U.S. Securities Exchange Commission as part of a Tender Offer Statement on Schedule TO (as amended or supplemented the "Schedule TO"), which includes information required to be reported under Rule 14d-3 of the Security Exchange Act of 1934, as amended. The Schedule TO was initially filed by Barrick on August 4, 2006.

        In connection with the Barrick Offer, the Company's board of directors has prepared a directors' circular, dated August 14, 2006 (the "Directors' Circular"), pursuant to applicable securities laws in Canada. The Directors' Circular was filed as exhibit (a)(2)(A) to the initial Schedule 14D-9. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors' Circular.

Item 8. ADDITIONAL INFORMATION

        Item 8 is hereby amended and supplemented as follows:

        The Company issued a press release on September 6, 2006, updating mineral deposit estimates at its Donlin Creek project. A copy of the press release has been filed herewith as Exhibit (a)(2)(O).

Item 9. EXHIBITS

        Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(O)	Press release of NovaGold Resources Inc., dated September 6, 2006 (filed herewith)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2006
NOVAGOLD RESOURCES INC.
	By:	/s/ Elaine Sanders
	Name:	Elaine Sanders
	Title:	Vice President—Finance

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Directors' Circular, dated August 14, 2006*
(a)(2)(B)	Press release of NovaGold Resources Inc., dated August 14, 2006*
(a)(2)(C)	Press release of NovaGold Resources Inc., dated August 14, 2006*
(a)(2)(D)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(E)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(F)	Press release of NovaGold Resources Inc., dated August 22, 2006*
(a)(2)(G)	Press release of NovaGold Resources Inc., dated August 24, 2006*
(a)(2)(H)	Notice of Change to the Directors' Circular, dated August 24, 2006*
(a)(2)(I)	Press release of NovaGold Resources Inc., dated August 25, 2006*
(a)(2)(J)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(K)	Press release of NovaGold Resources Inc., dated August 29, 2006*
(a)(2)(L)	Press release of NovaGold Resources Inc., dated August 31, 2006*
(a)(2)(M)	Press release of NovaGold Resources Inc., dated August 31, 2006*
(a)(2)(N)	Press release of NovaGold Resources Inc., dated September 5, 2006*
(a)(2)(O)	Press release of NovaGold Resources Inc., dated September 6, 2006 (filed herewith)
(e)(1)	Mining Venture Agreement, dated November 13, 2002 by and between NovaGold Resources Alaska, Inc. and Placer Dome U.S. Inc.*

*
Previously filed.

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  Item 8. ADDITIONAL INFORMATION
  Item 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX